                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


                               (AMENDMENT NO. 1)




Filed by the Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X] Preliminary Proxy Statement                                 [ ] Confidential, For Use of the Commission Only
[ ] Definitive Proxy Statement                                      as permitted by Rule 14a-6(e) (2)
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-12.


                               LOTUS PACIFIC, INC.

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                (Name of Registrant as Specified in Its Charter)


                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee    (Check the appropriate box):
[X]     No fee required.
[ ] Fee computed on the table below per Exchange Act Rule 14a-6(i)(1) and 0-11.
(1)     Title of each class of securities to which transaction applies:

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(2)     Aggregate number of securities to which transaction applies:

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(3)     Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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(4)     Proposed maximum aggregate value of transaction:

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(5)     Total fee paid:

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[ ]     Fee paid previously with preliminary materials:

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[ ]     Check box if any part of the fee is offset as provided by Exchange Act
        Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)     Amount previously paid:

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(2)     Form, Schedule or Registration Statement No.:

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(3)     Filing Party:

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(4)     Date Filed:

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

                     PRELIMINARY COPY, SUBJECT TO COMPLETION

                               DATED MAY __, 2001


                                 PROXY STATEMENT
                                       OF
                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                                       OF
                               LOTUS PACIFIC, INC.


                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.


                                                         May __, 2001


Dear Fellow Stockholders:


        We are the beneficial owners of approximately 15% of the common stock of Lotus Pacific, Inc. We have been a stockholder since July 1999. Over the past year or so we have grown increasingly dissatisfied with the Company's performance. We are particularly dissatisfied with the Company's stock price, which has plummeted from $12.38 on July 19, 1999 to $0.60 immediately prior to our having publicly announced that we were actively considering taking action at Lotus Pacific's 2001 annual meeting of stockholders.



        As a result, we are seeking your support to elect a new Board of Directors and approve certain amendments that would protect such nominees if elected from attempts by third parties to remove them from office or dilute their influence over the Company's policies before they have had a fair opportunity to do their job, which is to implement the changes necessary to bring about improvement in the performance of the common stock and to enhance stockholder value. (These amendments could also have certain anti-takeover effects which pose both advantages and disadvantages for stockholders.) Accordingly, we are proposing a slate of nominees for director who are individuals of integrity, experience and diverse disciplines who are committed to enhancing value for all stockholders. The election of our slate would provide the Company with a fresh perspective and a fresh focus on the long term interests of its stockholders.



        We are also seeking your support to vote against the Company's Amended and Restated Certificate of Incorporation that has been recommended by the Board for adoption by the stockholders and which have anti-takeover effects which pose both advantages and disadvantages for stockholders. TCL believes that if adopted, the Amended and Restated Certificate of Incorporation would deprive stockholders of many of their current rights and only serve to entrench the Board and management in their current positions.


        It is important that your shares be represented and voted at the annual meeting regardless of the size of your holdings. Whether or not you plan to attend the annual meeting, please complete, sign, date and return the accompanying GOLD proxy card in the enclosed envelope in order to make certain that your shares will be represented at the annual meeting.

        If you agree with us that it is time for a change, please sign, date, and mail the enclosed GOLD proxy card. If you have already returned the proxy card sent to you by the Company, you may revoke that proxy and vote for our nominees by marking, signing, dating and mailing a later dated GOLD proxy card.

        If you have any questions or comments, please contact our proxy solicitors, Georgeson Shareholder Communications Inc., at (800) 223-2064.

        Thank you for your consideration of this matter.

                                    Sincerely yours,

                                    T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

                     PRELIMINARY COPY, SUBJECT TO COMPLETION
                              DATED MAY ___, 2001


                                 PROXY STATEMENT
                                       OF
                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                                       OF
                               LOTUS PACIFIC, INC.

                              ---------------------

                       2001 ANNUAL MEETING OF STOCKHOLDERS


                                  INTRODUCTION

        This Proxy Statement (the "Proxy Statement") and the accompanying form of Proxy are being furnished by T.C.L. Industries Holdings (H.K.) Co., Ltd. ("TCL"), to the owners of shares of common stock, par value $.001 (the "Common Stock"), and the owners of shares of Series A preferred stock, par value $.001 (the "Series A Preferred Stock"), of Lotus Pacific, Inc. (the "Company"), on or about May __, 2001, in connection with the solicitation by TCL of proxies to be voted at the Company's 2001 annual meeting of stockholders (the "Annual Meeting"). The Company has announced that the Annual Meeting will be held on May 18, 2001, at the Company's principal executive offices located at 200 Centennial Avenue, Suite 201, Piscataway, New Jersey, at 2:00 p.m. Eastern Time.

        TCL is soliciting proxies from the holders of shares of Common Stock and Series A Preferred Stock in order to elect the following individuals (collectively, the "TCL Nominees") to the Board of Directors of the Company (the "Board"), at the Annual Meeting: Mr. Li Dong Sheng, Mr. Yan Yong, Mr. Jih-Ming Lin, Mr. Robert Lo, Mr. Chris Ching, Mr. Chung-I Chiang and Mr. Ren Jian. If elected, the TCL Nominees will constitute the entire Board. TCL is proposing a slate of nominees for the Board because it believes a new Board with a new perspective is needed to enhance stockholder value.


       TCL is also soliciting proxies in order to amend the Amended and Restated By-Laws of the Company (the "By-Laws"). The proposed amendments (collectively, the "TCL Amendments"), each of which will be voted on as a separate proposal, are as follows:



       (i) Classify the Board of Directors



       This amendment would classify the Board into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year.



       (ii) Fill Board Vacancies



       This amendment would grant to the Board the exclusive power to fill vacancies created on the Board.



       (iii) Removal of Directors for Cause



       This amendment would provide that Directors may be removed only for cause (i.e., willful misconduct in connection with the duties as a director or conviction of a felony or a misdemeanor involving moral turpitude) by the approval of the holders of at least 66-2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors ("Voting Stock").



       (iv) Stockholder Vote Requirement



       This amendment would provide that the stockholder vote required to amend or repeal the foregoing provisions of the By-Laws or to adopt any provision inconsistent therewith shall be 66 2/3% of the Voting Stock.



       TCL is proposing the foregoing amendments to discourage attempts by third parties to remove the TCL Nominees if elected to the Board or dilute their influence over the Company's policies before they have had a fair opportunity to do their job, which is to implement the changes necessary to bring about improvement in the performance of the Common Stock and to enhance stockholder value. TCL's proposal of the foregoing amendments is conditioned upon the election of at least a number of TCL Nominees that would constitute a majority of the Directors elected at the Annual Meeting. Accordingly, any vote in favor of TCL's proposal of the foregoing amendments will not be effective unless at least that number of TCL Nominees that would constitute a majority of the Directors are elected at the Annual Meeting.

        TCL is also soliciting proxies in order to vote against the Amended and Restated Certificate of Incorporation (the "Restated Certificate") that has been recommended by the Board for adoption by the stockholders at the Annual Meeting. According to the Company's Preliminary Proxy Statement, the Board has included certain provisions in the Restated Certificate that we believe if adopted would deprive stockholders of many of their current rights and only serve to entrench the Board and management in their current positions.


        Finally, TCL is also soliciting proxies in order to vote for the ratification of Larson Allen Weishair & Co., LLP (formerly Schiffman Hughes Brown) as the Company's independent auditors for the fiscal year ending June 30, 2001.


        THIS SOLICITATION IS BEING MADE BY TCL AND NOT ON BEHALF OF THE BOARD.

        For further information concerning the reasons for the solicitation, see "-- Reasons for the Solicitation" below.

================================================================================


        IF YOU AGREE WITH TCL'S PROPOSALS, PLEASE RETURN ONLY TCL'S GOLD
              PROXY CARD AND DO NOT RETURN ANY PROXY CARD THAT YOU
               RECEIVE FROM THE COMPANY UNDER ANY CIRCUMSTANCES.



        IF YOU RETURN BOTH PROXY CARDS THERE IS A DANGER THAT YOUR SHARES
       WILL NOT BE VOTED AS YOU DESIRE, BECAUSE A DULY FILED LATER-DATED
          PROXY WILL SERVE TO REVOKE THE PRIOR PROXY IN ITS ENTIRETY.


================================================================================

INFORMATION ABOUT TCL

        TCL is one of the largest stockholders in the Company and has been a stockholder since July 1999. As of the date of this Proxy Statement, TCL is the beneficial owner of 9,606,671 shares of Common Stock (or approximately 15% of the shares issued and outstanding). TCL is a private corporation that acts as an investment holding company. The principal business address of TCL is Rm. 1102, 11/F Chinachem Tsuen Wan Plaza, 457 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong, PRC.

                   BACKGROUND AND REASONS FOR THE SOLICITATION

        TCL is asking stockholders to elect the seven TCL Nominees to replace the current Board, to approve the TCL Amendments and to vote against the Restated Certificate recommended by the Board. Summarized below is the background and the reasons why TCL thinks it is time to have a new Board in place, why it feels that it is necessary to adopt certain amendments to the By-Laws to provide the Board with a fair opportunity to do its job and why it thinks that it is imperative that the stockholders vote against the Restated Certificate.

BACKGROUND


        TCL acquired its shares in the Company from existing stockholders (and one then-existing stockholder) in the belief that the Common Stock was undervalued and represented a favorable investment opportunity. Since the date of TCL's acquisition of its shares, the share price of the Common Stock has fallen more than 95 percent, from $12.38 to $0.60 on April 24, 2001. In light of such poor performance, TCL believes that the Board has not done an adequate job to improve stockholder value. We note, however, that since we publicly announced that we were actively considering taking action at the Annual Meeting, the market price of the Common Stock has risen to $1.48.



        The Company announced on November 20, 2000 its first-ever operating profit for its 2001 fiscal first quarter ended September 30, 2000.(1) In such announcement, then-President Jeremy Wang commented that "Going forward, [the first quarter of fiscal 2001] represents a foundation for the beginning of [the Company's] ability to achieve improved shareholder value." Ironically, despite such first-ever operating profit and despite Mr. Wang's comments, the share price of the Common Stock has fallen since November 20, 2000 by 80 percent as of April 24, 2001. Moreover, according to subsequent filings made by the Company with the Securities and Exchange Commission (the "SEC"), the Company experienced an operating loss of $1.08 million for the fiscal second quarter and an operating loss of $12.3 million for the fiscal third quarter. In addition, according to the Company's most recent quarterly report, gross margins have recently experienced a sharp decline from 13% for the nine-month period ended March 31, 2001 to 6% for the three-month period ended March 31, 2001. Finally, according to the Company's most recent quarterly report, the Company had a net loss of $0.12 per share for the fiscal third quarter compared to a net gain of $0.25 per share for the same period of the prior year. For the nine months ended March 31, 2001, the Company had a net loss of $0.23 per share compared to a net gain of $0.11 per share for the same period of the prior year. Such downward trend in financial performance coupled with the poor performance of the Common Stock leads TCL to believe that whatever the Board's strategy for improving stockholder value may be, it is not working.


        Because it was taking such a large stake in the Company, during the negotiation of the acquisition of its shares, TCL felt that it needed representation on the Board in order to have direct input into the


_______________
(1) The Company's announcement may be found on the Company website at http://www.lpfc.com. According to such announcement, operating income for the quarter, including deferred compensation expense and goodwill amortization, was $1.8 million. (Despite the announcement regarding operating profit, the announcement states that the net loss for the fiscal first quarter, including deferred compensation expense and goodwill amortization, was $3.5 million.)

Company's policies and future direction. However, as the Company was not a party to the Share Exchange Agreement under which TCL acquired 9,606,671 shares of Common Stock from stockholders of the Company, such Agreement does not expressly contain any arrangement between the Company and TCL on this point. Nevertheless, the Company placed TCL's nominee, Mr. Li Dong Sheng, Chairman of the Board of TCL, on the slate of nominees that was eventually elected to the Board at the Company's 2000 Annual Meeting of stockholders. In connection with Mr. Li's resignation as a Director of the Company on June 5, 2000 due to conflicting business responsibilities, the Company agreed to replace Mr. Li with another TCL nominee, Mr. Yan Yong. However, despite TCL's repeated requests, and the Company's assurances, more than ten months have passed and the Company has still not placed Mr. Yan on the Board. Further, as indicated in the proxy materials filed by the Company in connection with the Annual Meeting, Mr. Yan is not one of the Company's nominees for election to the Board of the Company at the Annual Meeting. As the second largest stockholder of the Company, TCL believes that the Board's inaction is unacceptable and constitutes hostile action toward a major stockholder. When viewed in concert with the Company's stock price, which has plummeted since July 1999, TCL sees such inaction as an example of the Board's desire to entrench itself and maintain control of the Company.






        Because TCL is not satisfied with the performance of the Common Stock or the Company's response to its repeated requests for representation on the Board, we have decided to take action at the Annual Meeting.


REASONS FOR THE SOLICITATION

-       THE COMPANY'S STOCK PRICE HAS LOST MOST OF ITS MARKET VALUE.


        Since July 19, 1999, the share price of the Common Stock has dropped more than 95 percent, from $12.38 to $0.60 on April 24, 2001. TCL believes that the market price of the Common Stock, which has plummeted since July 1999 (and has only since rebounded following our public announcement that we were actively considering taking action at the Annual Meeting) demonstrates, convincingly, that whatever strategy the Board has chosen in recent years to enhance stockholder value has failed. TCL is extremely disappointed with the dismal market price of the Common Stock. Furthermore, TCL believes that a low stock price limits the Company's prospects. For instance, the Company's low stock price impairs its ability to raise capital through the sale of equity or use its equity as currency for strategic acquisitions without unacceptable dilution of stockholders. TCL believes that the Company's ability to make strategic acquisitions is vital to its future.



        Over the two years since June 1999, the Standard and Poor's 500, Dow Jones Industrial Average and Russell 2000 Index have been relatively flat. However, the market price of the Common Stock has underperformed such benchmarks by more than 75% during this same two-year period. Further, the market price of the Common Stock has trailed the NASDAQ Composite Index by more than 50% during the same two-year period. The downsloping trend of the market price of the Common Stock during this two-year period remains evident even when compared to narrower stock market indexes. Over the two years since June 1999, the market price of the Common Stock has trailed the AMEX Computer Technology Index by more than 75%, and has trailed the AMEX Internet Index by approximately 40%. Against this context, TCL believes the market price of the Common Stock indicates that, whatever the Board's strategy for improving stockholder value may be, it is not working.

-       TCL BELIEVES THE COMPANY'S ASSETS ARE PROVIDING AN UNSATISFACTORY RETURN

        The continued operation of the Company's assets is not producing a satisfactory return. Over the trailing twelve months, the return on assets, which indicates how much return management has earned on all assets available to it from all sources, of the Company is -25.19%. By comparison, the return on assets of the Standard and Poor's 500, the benchmark most frequently used to measure a particular company/stock against the overall equity market, for the same period is 8.35%. TCL believes this indication of management ineffectiveness clearly shows that the actions and inactions of the Board with respect to the management of assets are directly related to the underperformance of the Company and the Common Stock relative to the overall equity market.

        Given the unsatisfactory return on assets, TCL has no reason to believe that the Company is capable of producing a satisfactory return for the Company's stockholders. Over the trailing twelve months, the return on equity, which indicates how much return management has earned on the capital that is actually owned by the stockholders, for the Company is -39.56%. By comparison, the return on equity of the Standard and Poor's 500 over the same period is 21.09%. Further, the return on investment, which indicates how much return management has earned on all long-term capital (i.e., capital owned by the stockholders and contributed by long-term creditors), of the Company over the trailing twelve months is -36.03%. By comparison, the return on investment of the Standard and Poor's 500 for the same period is 12.34%. TCL believes the Company should produce at least positive returns on equity and investment.



-       THE TCL NOMINEES WILL REINVIGORATE THE PROCESS AND PROTECT STOCKHOLDER
        VALUE.


        TCL believes that a new perspective is needed on the Board to reinvigorate the process of enhancing stockholder value and to ensure that any strategic transactions are undertaken in the best interest of all stockholders. TCL believes that the Company's Board should be committed to creating the greatest possible return on the stockholders' investment. TCL believes that the election of the TCL Nominees would provide management with the support necessary to focus the Company on the long-term interests of its stockholders. TCL also believes that the TCL Nominees are individuals of integrity and experience who have impeccable credentials in a wide variety of disciplines and are committed to protecting the interests of the stockholders. We note that two of the TCL Nominees are Directors of TCL International Holdings, Ltd. ("Holdings"), a Hong Kong publicly traded consumer electronics and information technology company (and a subsidiary of TCL). Since November 30, 1999, when Holdings began trading publicly on the Hong Kong Stock Exchange, the share price of Holdings' common stock has fallen approximately 50%, from HKD2.90 to HKD1.18 on April 24, 2001. By contrast, the share price of the Common Stock has fallen approximately 95%, from $10.75 to $0.60 over the same period.



- TCL BELIEVES THAT THE COMPANY'S NOMINEES MAY BE CONFLICTED IN PROTECTING THE INTERESTS OF ALL STOCKHOLDERS.

        The slate of nominees proposed by the Company consists of five individuals related to the Company or entities related to the Company. These relationships have the potential to interfere with the Company's nominees' ability to protect the interests of all stockholders. Based on prior filings made by the Company with the SEC, TCL believes that Mr. James Yao, Chairman of the Board of the Company since 1997 and a nominee for election to the Board, is a majority stockholder in Lotus International Holdings Corp. ("LIH"), a stockholder in the Company, and shares the power to vote LIH's shares of the Company with Mr. James Liu, a former Vice President and Director of the Company. Further, we understand that LIH is the sole holder of the outstanding shares of Series A Preferred Stock. TCL is disturbed that the Company's Proxy Statement does not reveal, as is required, that Mr. Yao is the beneficial owner of more than 20% of the Common Stock and the beneficial owner of all of the Series A Preferred Stock. In light of the Company's unsupportable assertion that the Series A Preferred Stock has the right to elect two Directors and the effect of entrenching the Board and management in their current positions which such right carries, TCL has no choice but to question the independence of the Company's slate of nominees, and Mr. Yao in particular, to protect the interests of all stockholders.

-       THE TCL NOMINEES HAVE THE EXPERIENCE THE COMPANY NEEDS.


        The TCL Nominees are individuals of integrity. They have decades of experience in the areas of consumer electronics, computer products and corporate finance. The TCL Nominees have been carefully chosen for their depth of experience in the technology industry. They are highly accomplished people who are well-experienced at asset management, investment decision making and capital markets activities. They are capable of thoroughly understanding and directing the Company's business. Four of the TCL Nominees are independent of TCL and entities related to TCL.


        The TCL Nominees are committed to enhancing value for all stockholders. If elected, they will embark on a strategy designed to focus management on realizing the benefits of the current business and exploring and evaluating alternatives for the Company.

        If the TCL Nominees are elected and actual or potential conflicts of interest arise, the TCL Nominees would support the adoption of screening procedures or other procedural safeguards routinely adopted by boards of directors when conflicts of interest arise. Furthermore, if the TCL Nominees are elected and take office as Directors, they intend to discharge their duties as Directors of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

- THE RESTATED CERTIFICATE RECOMMENDED BY THE BOARD IF ADOPTED WOULD DEPRIVE STOCKHOLDERS OF THEIR CURRENT RIGHTS.


        According to the Company's Proxy Statement, the Board has approved a resolution adopting the Restated Certificate which would, among other things,
(i) eliminate stockholder action by written consent, (ii) limit the calling of special meetings of stockholders and (iii) require advance notice of stockholder nominations for election of Directors and other business to be brought before a meeting of stockholders. TCL is disappointed that the Company has neglected to explain in its Proxy Statement why it feels the need at this time to amend the Company's Certificate of Incorporation in this manner. We note that such amendments will have anti-takeover effects which pose both advantages and disadvantages for stockholders. We also note that, like the resolution adopted by the Board, the adoption of the TCL Amendments will also have certain anti-takeover effects which pose both advantages and disadvantages to stockholders. If adopted by the stockholders, this resolution would carve away at the stockholders' rights and have the potential of entrenching the Board and management in their current positions. For example, if adopted by the stockholders, this resolution would prevent stockholders such as TCL who are dissatisfied with the Company's share price from attempting to remove the Board and replace them with a new slate of Directors who are committed to enhancing value for all stockholders.



-       TCL BELIEVES THAT THE COMPANY'S PROXY STATEMENT CONTAINS
        MATERIAL DEFICIENCIES AND MISSTATEMENTS WITH RESPECT TO THE SHARES ENTITLED TO VOTE FOR DIRECTORS.



        According to the Company's Proxy Statement, the Restated Certificate corrects "technical errors" in the Company's Certificate of Incorporation. Although the Board has failed to offer a description of the "technical errors" that were in the Company's Certificate of Incorporation, TCL believes that the Company is using this unsubstantiated explanation to claim that the holders of the Series A Preferred Stock, as a class, are entitled to elect two Directors to the Board. TCL has found no evidence that this provision has ever been in the Company's Certificate of Incorporation or any of the amendments thereto filed with the Securities and Exchange Commission. Indeed, the Company's Certificate of Incorporation as amended provides that the holders of the Series A Preferred Stock have the same voting rights as the holders of the Common Stock. Not only does the Company's Proxy Statement fail to fully disclose this "technical correction" or its ramifications, but it also does not indicate who owns these shares or discuss this apparent modification of the terms of the Series A Preferred Stock. It is completely unclear to TCL why the Company thinks that the unnamed holders of the Series A Preferred Stock currently have the right to elect two Directors.


-       THE TCL NOMINEES, IF ELECTED, SHOULD HAVE A FAIR OPPORTUNITY TO DO THEIR
        JOBS.

        If the stockholders choose to elect the TCL Nominees at the Annual Meeting, TCL believes that it is vital that the will of the stockholders not be thwarted by attempts by third parties to prematurely remove such Directors or dilute their influence over the direction of the Company. TCL believes that the Board elected at the Annual Meeting should have a fair opportunity to do its job, which is to implement the changes necessary to bring about an improvement in the performance of the Common Stock and to enhance stockholder value. The newly-elected Board should not be undermined or threatened by attempts to usurp its authority. To that end, TCL proposes that the stockholders approve the TCL Amendments. The proposed amendments, each of which will be voted on as a separate proposal, would:

        - Classify the Board into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year;

        - Grant to the Board the exclusive power to fill vacancies created on the Board;

        - Provide that Directors may be removed only for cause (i.e., willful misconduct in connection with the duties as a director or conviction of (a) a felony or (b) a misdemeanor involving moral turpitude) by the approval of the holders of at least 66-2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors ("Voting Stock"); and

        - Provide that the stockholder vote required to amend or repeal the foregoing provisions of the By-Laws or to adopt any provision inconsistent therewith shall be 66-2/3% of the Voting Stock.

TCL's objective in proposing the TCL Amendments is to provide the newly-elected Board with a fair opportunity to do its job. The amendments will prevent the holders of less than 66-2/3% of the Voting Stock from removing Directors without cause (i.e., willful misconduct in connection with the duties as a director or conviction of (a) a felony or (b) a misdemeanor involving moral turpitude), and will preclude a third party from removing Directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees. Moreover, the provision giving the Board the exclusive right to fill newly-created directorships would prevent those seeking majority representation on the Board from obtaining such representation simply by enlarging the Board and filling the new directorships created thereby with their own nominees. The provision requiring resolutions involving significant matters to be adopted upon the affirmative vote of at least 66-2/3% of the Directors would help to assure the continuity and stability of the Company's affairs and policies, since a majority of the Directors at any given time will be required to take significant actions which could potentially disrupt the Company. And finally, the requirement of a super-majority stockholder vote will prevent stockholders controlling less than 66-2/3% of the voting power of the Company from avoiding the requirements of the various TCL Amendments by simply repealing them. Accordingly, these amendments will limit the ability of third parties and/or stockholders controlling a majority of the voting power from taking certain actions designed to change the composition of the newly-elected Board.

        For further information regarding the effects of the TCL Amendments, including its impact on the ability of potential acquirers to gain control of the Company, see "--TCL Amendments -- Purpose and Effects of the TCL Amendments" below.

        TCL STRONGLY RECOMMENDS THAT YOU VOTE FOR THE TCL NOMINEES AND THE TCL AMENDMENTS, AND AGAINST THE RESTATED CERTIFICATE BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED.

        HOLDERS OF RECORD OF SHARES OF COMMON STOCK AND SERIES A PREFERRED STOCK AS OF APRIL 18, 2001, THE RECORD DATE FOR VOTING AT THE MEETING, ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES HAVE BEEN SOLD AFTER THE RECORD DATE.

        IF YOU HAVE PURCHASED SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD SEEK TO OBTAIN A PROXY FROM THE SELLER OF SUCH SHARES.

        IF YOUR SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR OTHER NOMINEE ON THE RECORD DATE, ONLY SUCH NOMINEE CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE GOLD PROXY CARD.

================================================================================

       QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ACCOMPANYING GOLD
                        PROXY CARD SHOULD BE DIRECTED TO:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.

                           17 STATE STREET, 10TH FLOOR
                               NEW YORK, NY 10004

                        BANKS AND BROKERS: (212)-440-9800
                         CALL TOLL FREE: 1-800-223-2064

================================================================================

                                     VOTING

        The Board has fixed the close of business on April 18, 2001 as the record date (the "Record Date") for the determination of the holders of Common Stock and Series A Preferred Stock entitled to notice of and to vote at the Annual Meeting. Stockholders of record as of the Record Date are the only persons entitled to vote at the Annual Meeting. According to the Company's proxy statement, as of the Record Date there were issued and outstanding 64,133,795 shares of Common Stock and 4,300 shares of Series A Preferred Stock, the only securities outstanding of the Company entitled to vote at the Annual Meeting. On all matters, including the election of Directors, each share of Common Stock outstanding entitles the holder thereof to one vote. Each share of Series A Preferred Stock outstanding entitles the holder thereof to one vote.

        Directors are elected by a plurality of the votes cast; all other matters except amendments to the Certificate of Incorporation are authorized if the majority of the votes cast approve such matters. Amendments to the Certificate of Incorporation are authorized if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class has been voted in favor of the proposed amendment. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock and Series A Preferred Stock entitled to vote at the Annual Meeting will constitute a quorum. "Broker non-votes" (i.e., shares of Common Stock and Series A Preferred Stock represented at the Annual Meeting by proxies held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular voting matter) will be counted for purposes of determining whether there is a quorum. Similarly, a proxy marked "ABSTAIN" with respect to any matter will not be voted but will be counted as present. A properly signed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more Directors will not be voted for the Director[s] so indicated, but it will be counted to determine whether there is a quorum. Since the election of Directors and the approval of all other matters except amendments to the Certificate of Incorporation are determined by votes cast rather than by a percentage of the shares present, "broker non-votes" and abstentions will not affect the election of Directors or the approval of all other matters.

        Any stockholder giving a proxy will have the right to revoke it at any time prior to its exercise by (i) giving written notice of revocation to the Secretary of the Company, (ii) filing a new written appointment of a proxy with an officer of the Company or (iii) voting in person at the Annual Meeting. Attendance at the Annual Meeting will not automatically revoke a proxy. All shares represented by effective proxies will be voted at the Annual Meeting.


        Unless contrary instructions are indicated on the enclosed GOLD proxy, all shares of Common Stock and Series A Preferred Stock represented by valid proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted (a) FOR the election of the TCL Nominees, (b) FOR adoption of the TCL Amendments, (c) AGAINST the adoption of the Restated Certificate, (d) FOR the appointment of Larson Allen Weishair & Co., LLP (formerly Schiffman Hughes Brown) as the independent auditors of the Company for the fiscal year ending June 30, 2001, and (e) at the discretion of the proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.




        IF YOU WISH TO VOTE FOR THE TCL NOMINEES, THE TCL AMENDMENTS AND THE APPOINTMENT OF LARSON ALLEN WEISHAIR & CO., LLP, AND AGAINST THE RESTATED CERTIFICATE, YOU MUST SUBMIT THE ENCLOSED GOLD PROXY CARD AND SHOULD NOT SUBMIT THE COMPANY'S PROXY CARD.


================================================================================

        YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT.
       PLEASE SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN
                         THE ENCLOSED ENVELOPE PROMPTLY.

================================================================================

                                   PROPOSAL 1

                       NOMINEES FOR ELECTION AS DIRECTORS

GENERAL


        The By-Laws provide that the number of Directors constituting the whole Board may be increased or decreased from time to time by action of the stockholders or of the Directors, except that the number of Directors shall not be less than three or more than 15. At the 2000 Annual Meeting of stockholders, eight persons were elected to serve as Directors on the Board until the Annual Meeting and until his or her successor had been duly elected and qualified, or until his or her death, resignation or removal. At the 2001 Annual Meeting of stockholders, seven persons have been nominated by the Company to stand for election to the Board. The Company's Proxy Statement does not indicate why the number of directors has been reduced by one.


        If the enclosed GOLD proxy card is duly executed and received in time for the Annual Meeting, and if no contrary specification is made as provided therein, it will be voted in favor of the election as Directors of the nominees named below. If the TCL Amendments are adopted at the Annual Meeting, three Directors will serve as Class I Directors for a term expiring at the 2002 Annual Meeting of stockholders, two Directors will serve as Class II Directors for a term expiring at the 2003 Annual Meeting of stockholders and two Directors will serve as Class III Directors for a term expiring at the 2004 Annual Meeting of stockholders, or in each case until their successors are duly elected and qualified or until their death, resignation or removal. If the nominees named below are elected at the Meeting, Class I will consist of the following
Directors: Ren Jian, Chris Ching and Chung-I Chiang; Class II will consist of the following Directors: Yan Yong and Robert Lo; and Class III will consist of the following Directors: Li Dong Sheng and Jih-Ming Lin. In the event that the TCL Amendments are not adopted at the Annual Meeting, all nominees elected at the Annual Meeting will serve for a term of one year or until their successors are duly elected and qualified or until their death, resignation or removal. For further information concerning the TCL Amendments, see "-- Proposal 2 -- TCL Amendments" below.


THE TCL NOMINEES

        The information below concerning age and principal occupation has been furnished by the respective TCL Nominees. Apart from any beneficial interest, none of the TCL Nominees directly owns Common Stock or Series A Preferred Stock.

Mr. Li Dong Sheng, 43, has been Chairman of the board of directors and President of TCL Holdings Co., Ltd., a People's Republic of China ("PRC") investment and holdings company (and TCL's parent company), since 1996. Mr. Li is also the Chairman of the board of directors of TCL International Holdings, Ltd. ("Holdings"), a Hong Kong publicly traded consumer electronics and information technology company (and a subsidiary of TCL), and the Chairman of the board of directors of BVI, a 50% shareholder of the Joint Venture (and a subsidiary of Holdings). Mr. Li has 20 years of experience in the telecommunication equipment and consumer electronics industry. Mr. Li holds a Bachelor degree in Engineering from South China University of Technology.

Mr. Yan Yong, 38, has been Executive Director and Chief Financial Officer of Holdings since March 1999. From December 1997 to February 1999, Mr. Yan served as Vice President and PRC Country Manager of Tulip Computers (Asia) Ltd., a subsidiary of a European computer manufacturer. From January 1995 to November 1997, Mr. Yan served as Managing Director of Central Empire Strategic Investment Ltd., a PRC investment consulting firm. Mr. Yan is also the General Manager of Shanghai Tianshi Networks Information Limited, a wholly-owned subsidiary of the Joint Venture. Mr. Yan has 11 years of experience in the computer and consumer goods industries. Mr. Yan holds an MBA from Stanford University and a Masters degree in Computer Science from Peking University.

Mr. Jih-Ming Lin, 50, has been Vice President of Techlab Tech Inc., a Taiwanese semiconductor manufacturer, since 1998. From 1992 to 1998, Mr. Lin served as Vice President of National Advantages Computer, Inc., a computer products manufacturer. Mr. Lin has 15 years of experience in the semiconductor industry. Mr. Lin is a graduate of Defense Medical Industry in Taiwan.

Mr. Robert Lo, 54, has been Vice General Manager of Robot Computer Inc., a computer products manufacturer, since April 1999. From December 1994 to February 1999, Mr. Lo served as Vice President of Empert Co., Ltd., a Taiwanese personal computer sales company.

Mr. Chris Ching, 35, has been Senior Investment Manager of Technology Associates Management Company, a venture capital fund management company, since August 1999. Mr. Ching has also been an Assistant Professor at the University of Texas since May 1998, where he has taught courses in corporate finance. From May 1997 to July 1999, Mr. Ching served as Member of Scientific Staff at Nortel Networks, Inc., a communications equipment supplier. From October 1994 to June 1996, Mr. Ching served as Financial Analyst at Merrill Lynch & Co., Inc., a financial services company. Mr. Ching holds a Ph.D. in finance from the University of Texas at Arlington.

Mr. Chung-I Chiang, 42, has been Senior Engineering Director of Silicon Motion Inc., a semiconductor company which he co-founded, since January 1996.

Mr. Ren Jian, 38, has been Chief Technology Officer of Holdings since 2000. From 1997 to 2000, Mr. Ren served as Deputy Director of Microsoft China Research & Development Center. From 1993 to 1997, Mr. Ren served as Project Manager of Microsoft Inc., a publicly traded developer, manufacturer and licensor of software products. Mr. Ren has 14 years of experience in the computer and consumer device industry. Mr. Ren holds a Masters degree in Computer Science from Peking University.

================================================================================

        TCL RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK AND SERIES
      A PREFERRED STOCK VOTE IN FAVOR OF THE TCL NOMINEES LISTED ABOVE AND
              NOT VOTE IN FAVOR OF ANY OF THE COMPANY'S NOMINEES.

================================================================================


                                   PROPOSAL 2

                                 TCL AMENDMENTS

GENERAL

        TCL's objective in proposing that the By-Laws be amended is to provide the Board elected at the Annual Meeting with a fair opportunity to do its job, which is to implement changes necessary to bring about an improvement in the performance of the Common Stock and to enhance stockholder value. As more fully discussed below, TCL believes that the various elements of the TCL Amendments would, if adopted, effectively reduce the possibility that a third party could effect a sudden or unexpected change in majority control of the Board. TCL believes that it is vital that the newly-elected Board not be threatened by attempts to usurp its authority or weaken its control over the direction of the Company.

        A possible side-effect of the adoption of the TCL Amendments is that it would be more difficult for a third party to gain control of the Company without the support of the Board. While TCL is not proposing the TCL Amendments for this particular purpose and does recognize that such takeovers might in some circumstances be beneficial to stockholders, it does believe that, as a general rule, such takeovers are not in the best interests of the Company and its stockholders insofar as they do not permit the Board the strongest possible negotiating position. As more fully discussed below, the TCL Amendments are not intended to impede a transaction that is approved by the Board. However, adoption of the TCL Amendments may have significant effects on the ability of stockholders of the Company to acquire and exercise control, to change the composition of the Board and to benefit from certain transactions which are opposed by the Board even though they may be favored by a majority of the stockholders. Accordingly, stockholders are urged to read carefully the following sections of this Proxy Statement, which summarize Annex A to this Proxy Statement, which sets forth the full text of the TCL Amendments, before voting on the TCL Amendments.


        TCL's proposal of the foregoing amendments is conditioned upon the election of any TCL Nominees such as would constitute a majority of the Directors elected at the Annual Meeting. Accordingly, any vote in favor of TCL's proposal of the foregoing amendments will not be effective unless all of the TCL Nominees are elected at the Annual Meeting or any TCL Nominees are elected at the Annual Meeting and such TCL Nominees constitute a majority of the Directors elected at the Annual Meeting. TCL has determined to present the TCL Amendments to the stockholders at the Annual Meeting for the reasons described in greater detail below.


        IT SHOULD BE NOTED THAT THE EFFECT OF THE PROPOSED AMENDMENTS, IF ADOPTED, WILL BE TO AFFORD SUBSTANTIAL SECURITY TO THE BOARD IF ELECTED TO REMAIN IN THEIR POSITIONS AND TO MAKE CHANGES OF CONTROL NOT FAVORED BY THE BOARD MORE DIFFICULT.

SUMMARY OF PROPOSED AMENDMENTS

        The proposed amendments to the By-Laws included in the TCL Amendments, each of which will be voted on as a separate proposal, would (1) classify the Board into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year; (2) grant to the Board the exclusive power to fill vacancies created on the Board; (3) provide that Directors may be removed only for cause (i.e., willful misconduct in connection with the duties as a director or conviction of (a) a felony or (b) a misdemeanor involving moral turpitude) by the approval of the holders of at least 66-2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors ("Voting Stock"); and (4) provide that the stockholder vote required to amend or repeal the foregoing provisions of the By-Laws, or to adopt any provision inconsistent therewith, shall be 66-2/3% of the Voting Stock.

DESCRIPTION OF THE PROPOSED AMENDMENTS

        Classification of the Board of Directors. The By-Laws currently provide that Directors are to be elected to the Board annually for a term of one year. At the time the By-Laws were adopted, the number of Directors of the Company was fixed at seven, but the By-Laws provided that this number could be increased or decreased by action of the stockholders or of the Directors, except that this number could never be less than three nor more than fifteen. The number of Directors on the Board is currently fixed at seven. The proposed amendment to
Section 3 of Article III of the By-Laws provides that the Board shall be divided into three classes of Directors. If the amendment is adopted, the Company's Directors will be divided into three classes, with three Directors serving for an initial term expiring at the 2002 Annual Meeting of stockholders, two Directors serving for an initial term expiring at the 2003 Annual Meeting of stockholders and two Directors serving for an initial term expiring at the 2004 Annual Meeting of stockholders (or, in all cases, until their respective successors are duly elected and qualified). Starting with the 2002 Annual Meeting of stockholders, one class of Directors will be elected each year for a three-year term. See above "-- Nominees for Election of Directors" as to the initial composition of each class of Directors if the TCL Nominees are elected and the TCL Amendments are adopted.

        Directors of the Company are now elected by the holders of a plurality of the votes cast. The classification of Directors, coupled with the other amendments to the By-Laws discussed below, will have the effect of making it more difficult to change the over-all composition of the Board. For example, under the By-Laws, stockholders cannot call a special meeting. Thus, to elect Directors, stockholders either have to cast their vote at an annual meeting or act through written consent without a meeting. If the TCL Amendments are approved, at least two annual stockholders' meetings, instead of one, will be required for stockholders to effect a change in a majority of the Board, unless the stockholders act by written consent to remove Directors in between annual meetings. However, given the higher standard necessary to remove a Director -- see "Removal of Directors" below -- and the granting to the Board the exclusive authority to fill vacancies -- see "Filling of Vacancies on the Board" below -- proposed by the TCL Amendments -- it is unlikely that any such change in the Board will be able to be effected.

        TCL believes that the longer time required to elect a majority of a classified Board will help to assure the continuity and stability of the Company's affairs and policies in the future, since a majority of the Directors at any given time will have prior experience as Directors of the Company. In addition, as described in greater detail below, TCL has taken note of the fact that as a byproduct of its adoption, a classified Board may also discourage potential bidders from making unsolicited bids for the Company or from engaging in proxy contests, thereby depriving some stockholders of the opportunity to participate in and potentially benefit from these types of transactions. However, TCL believes that these potential benefits are outweighed by the potential negative effects, described below, that these types of transactions may have on the Company and the stockholders as a whole.

        Filling of Vacancies on the Board. Currently, the By-Laws provide that a vacancy on the Board, including a vacancy created by the removal of Directors for cause or without cause, may be filled by the remaining Directors, though less than a quorum. The proposed amendment to Section 3 of Article III of the By-Laws clarifies such provision and grants to the Board the exclusive power to fill vacancies created on the Board.

         Removal of Directors. The By-Laws currently provide that Directors may be removed with or without cause by a vote or consent of the majority of the shares entitled to vote at an election of Directors. The proposed amendment to
Section 12 of Article III of the By-Laws provides that a Director, or the entire Board, may be removed only for cause by the affirmative vote of the holders of at least 66-2/3% of the Voting Stock. The proposed amendment defines "cause" as willful misconduct in connection with the duties of a Director or conviction of
(i) a felony or (ii) a misdemeanor involving moral turpitude.

         The foregoing proposed amendments to the By-Laws will preclude the holders of Voting Stock from removing Directors other than for "cause" (as so defined) and will preclude the holders of less than 66-2/3% of the Voting Stock from removing Directors with cause. In addition, they will preclude a third party from removing Directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees. Moreover, the provision giving the Board the exclusive right to fill newly-created directorships would prevent those seeking majority representation on the Board from obtaining such representation simply by enlarging the Board and filling the new directorships created thereby with their own nominees. Accordingly, these amendments will limit the ability of stockholders controlling a majority of the voting power from taking certain actions designed to change the composition of the Board, whether or not such change is warranted. These amendments may also have the effect of discouraging accumulations of stock or unsolicited bids by stockholders interested in effecting a change of control of the Company.

       Super-majority Vote of Stockholders for Amendment or Repeal of Proposed Amendments to the By-Laws. Under the DGCL, the power to amend or repeal the By-Laws of a Company lies with the stockholders entitled to vote. In addition,
Section 1 of Article VIII of the By-Laws requires the approval of either the majority of the Board or the majority of the holders of shares entitled to vote thereon in order to amend or repeal the By-Laws. If the TCL Amendments are adopted, the concurrence of the holders of at least 66-2/3% of the Voting Stock would be required for the amendment or repeal of, or the adoption of any provision inconsistent with, the amendments included in the TCL Amendments.

         The requirement of a super-majority stockholder vote is designed to prevent stockholders controlling less than 66-2/3% of the voting power of the Company from avoiding the requirements of the various TCL Amendments by simply repealing them. The increased voting requirements enable the holders of shares representing more than 33-1/3% of the voting power of the Company to prevent certain amendments to the By-Laws, even if such amendments were desired by the holders of a majority of the outstanding voting power.


TCL AMENDMENTS COULD DISCOURAGE ACQUISITION OFFERS FOR THE COMPANY

        Although TCL's objective in proposing the TCL Amendments is to provide the newly-elected Board with a fair opportunity to do its job, one of the side effects of their adoption will be that they may also act to decrease the likelihood of an unsolicited proposal for the acquisition of all or part of the Company in which the proponent does not seek to negotiate with the Board. While TCL recognizes that such transactions might in some circumstances be beneficial to stockholders, it believes that, as a general rule, such transactions are not in the best interests of the Company and its stockholders if the Board is not afforded the strongest possible negotiating position.

        TCL believes that the imminent threat of removal of incumbent Directors and the Company's management would severely curtail the Board's ability to negotiate effectively with such purchasers. The Board and management would be deprived of the time and information necessary to evaluate a takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction which the Company may ultimately undertake. The TCL Amendments will help ensure that the Board, if confronted by a proposal from a third party which has acquired a significant block of Common Stock, will have sufficient time to review the proposal and any appropriate alternatives.

        Takeovers or changes in the Company's Board or management which are proposed and effected without prior negotiation with the Board are not necessarily detrimental to the Company and its stockholders. Moreover, the proposed TCL Amendments will make a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock or the removal of the incumbent Board more difficult and could thus increase the likelihood that incumbent Directors will retain their positions. In addition, since these amendments, in conjunction with the DGCL, are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective may be to have such stock repurchased by the Company at a premium, adoption of these amendments could tend to reduce temporary fluctuations in the market price of the Company's stock which could result from accumulations of large blocks of stock. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at temporarily higher market prices. TCL believes however, that the benefits of protecting the Board's ability to exercise its discretion to negotiate with or to resist an unfriendly or unsolicited proposal to take over or restructure the Company and to seek out appropriate alternatives, if desirable, outweigh these disadvantages.

        While it is impossible to predict with any degree of certainty what impact adoption of the TCL Amendments will have on the potential realizable value of a stockholder's investment, particularly in light of the myriad of factors that can and will impact value, TCL does not believe that implementation of these proposals ultimately will negatively impact stockholder value. It is conceivable that adoption of the TCL Amendments will discourage potential acquirers from launching certain types of unsolicited transactions aimed at taking control of the Company, thereby denying stockholders the opportunity to sell their shares, potentially at a premium to current market prices, to these potential bidders. However, TCL has noted that many large U.S. public corporations have adopted similar classified board structures which have not deterred acquisitions of these corporations through negotiated transactions. In fact, as discussed above,

TCL's purpose in recommending adoption of the TCL Amendments is to encourage those who seek control of the Company to negotiate with the Board, thereby giving the Board an opportunity to resist abusive takeover tactics that might permit a change of control that does not offer the most value to stockholders and to structure a transaction in which all stockholders are permitted to participate. As such, TCL believes that adoption of the TCL Amendments may ultimately enhance the potential realizable value of a stockholder's investment.

        The By-Laws currently provide that a plurality of the votes cast in any election of Directors shall elect Directors. Accordingly, the holders of a majority of the Voting Stock can now elect all of the Directors being elected at any annual or special meeting of the Company's stockholders. It should be noted that the amendments included in the TCL Amendments, if adopted at the Meeting, will be in effect at all times and will be applicable to all elections of Directors of the Company. Therefore, removal of incumbent Directors (even if favored by a majority of stockholders or for reasons such as poor performance) will be considerably more difficult, if not impossible, if the TCL Amendments are adopted.

        Existing federal and state laws provide some protection to stockholders in connection with attempts to acquire control of a corporation. Federal securities laws and regulations generally govern the disclosure required to be made to stockholders in the process of a solicitation for proxies in a proxy contest as well as in connection with business combinations. In addition, the Company is incorporated under the DGCL. Section 203 of the DGCL limits business combinations involving corporations incorporated in Delaware and any person who acquires 15% or more of a corporation's voting shares.

================================================================================

  TCL RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK AND SERIES A PREFERRED
           STOCK VOTE IN FAVOR OF THE TCL AMENDMENTS DESCRIBED ABOVE.

================================================================================


                                   PROPOSAL 3

                      VOTE AGAINST THE RESTATED CERTIFICATE

GENERAL


       According to the Company's Proxy Statement, the Board has approved a resolution adopting a Restated Certificate which would, among other things,
(i) eliminate stockholder action by written consent, (ii) limit the calling of special meetings of stockholders and (iii) require advance notice of stockholder nominations for election of Directors and other business to be brought before a meeting of stockholders and (iv) correct technical errors in the Company's Certificate of Incorporation. Although the Board has neglected to explain in its Proxy Statement why it feels the need to amend the Company's Certificate of Incorporation in this manner, TCL believes that its reasons are obvious -- the Board is carving away at the stockholders rights in an attempt to entrench itself and management in their current positions. TCL believes that the Board is proposing these changes in order to prevent stockholders such as TCL who are dissatisfied with the Company's share price and direction from attempting to remove the Board and replace them with a new slate of Directors who are committed to enhancing value for all stockholders.


DESCRIPTION AND EFFECTS OF THE RESTATED CERTIFICATE

        Elimination of Stockholder Action By Written Consent/Limiting the Calling of Special Meetings of Stockholders: The stockholders currently have the right to take action without an annual meeting.

Delaware law permits stockholders of a Delaware corporation to act by non-unanimous written consent, unless prohibited by the certificate of incorporation or by-laws of such corporation. The By-Laws provide that stockholders may take action by written consent if, among other things, "the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted." In addition, Delaware law permits special meetings of stockholders to be called by the board of directors or any person authorized by such corporation's by-laws or certificate of incorporation. Section 2 of Article III of the By-Laws provides that special meetings of stockholders may be called by the President or the Board of Directors. Either standing alone or taken together, these two protections provide stockholders with a certain degree of control over the Company by giving stockholders a mechanism by which to act, independent of the Board.

        The Restated Certificate proposed by the Board, however, would take these important protections away. For example, the Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent. In addition, the Restated Certificate provides that "[s]pecial meetings of stockholders can be called only by the Chief Executive Officer, the Chairman of the Board, a majority of the Board of Directors, or the holders of at least 40% of the voting power of the shares of capital stock entitled to vote generally in the election of Directors."

        Advance Notice Provision: Currently, there are no provisions in the By-Laws or Certificate of Incorporation of the Company which govern the procedures by which stockholders may nominate individuals for election to the Board or present business at a meeting of stockholders. As a result, stockholders such as TCL who are dissatisfied with the Company's recent performance and who would like to nominate their own slate of individuals to the Board need simply put the proposal before the stockholders at the Annual Meeting. The lack of complicated procedures provides stockholders like TCL with an easy mechanism by which they can get their nominees or proposals, whichever the case may be, before the stockholders, without interference from the Board who may have conflicting interests.

        The Restated Certificate proposed by the Board, however, would make it more difficult for stockholders to nominate Directors or put forth proposals before the stockholders at any meeting. The Restated Certificate (when combined with the newly-adopted Restated and Amended By-Laws) requires advance notice of stockholder nominations for election of Directors and other business to be brought before a meeting of stockholders.


        TCL believes that the foregoing proposed amendments to the Company's Certificate of Incorporation, when viewed in light of the rights currently afforded to the stockholders under Delaware law and the By-Laws, are an outrage. Although the Board has offered no explanation in its Proxy Statement as to why it feels the need at this time to make these changes, it is clear from TCL's perspective that the Board is trying to make it more difficult for stockholders like TCL or a third party to propose to elect Directors who will better represent the interests of all stockholders. TCL believes that given the Company's current stock price the Board is afraid that stockholders, such as TCL, will attempt to elect Directors who will better represent the interests of all stockholders.


        Correction of Technical Errors: According to the Company's Proxy Statement, the Restated Certificate corrects "technical errors" in the Company's Certificate of Incorporation. Although the Board has failed to offer a description of the "technical errors" that were in the Company's Certificate of Incorporation, TCL believes that the Company is using this as a ploy to claim that the holders of the Series A Preferred Stock, as a class, are entitled to elect two Directors to the Board. TCL has found no evidence that this provision has ever been in the Company's Certificate of Incorporation or any of the amendments thereto filed with the Securities and Exchange Commission. Indeed, the Company's

Certificate of Incorporation as amended provides that the holders of the Series A Preferred Stock have the same voting rights as the holders of the Common Stock. Not only does the Company's Proxy Statement fail to fully disclose this "technical correction" or its ramifications, but it also does not indicate who owns these shares or discuss this apparent modification of the terms of the Series A Preferred Stock. It is completely unclear to TCL why the Company thinks that the unnamed holders of the Series A Preferred Stock currently have the right to elect two Directors and it is completely unclear to TCL why the Company thinks that it can sneak this by the stockholders.


================================================================================

  TCL RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK AND SERIES A PREFERRED
    STOCK VOTE AGAINST THE RESTATED CERTIFICATE BEING PROPOSED BY THE BOARD.

================================================================================


                                   PROPOSAL 4



                   VOTE FOR SELECTION OF INDEPENDENT AUDITORS



GENERAL



        The firm of Larson Allen Weishair & Co., LLP (formerly Schiffman Hughes Brown) ("Larson Allen") has been the Company's independent auditors since 1994. According to the Company's Proxy Statement, the Board has selected Larson Allen to continue in this capacity for the fiscal year ending June 30, 2001, subject to ratification by the Company's stockholders.



================================================================================

  TCL RECOMMENDS THAT HOLDERS OF SHARES OF COMMON STOCK AND SERIES A PREFERRED
        STOCK VOTE FOR THE RATIFICATION OF LARSON ALLEN AS THE COMPANY'S INDEPENDENT AUDITORS BASED ON THE DISCLOSURE IN THE COMPANY'S PROXY STATEMENT.

================================================================================


             INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

        Under the applicable regulations of the Securities and Exchange Commission, TCL and each of the TCL Nominees is deemed to be a "participant" in TCL's solicitation of proxies. The following table sets forth the name, business address and principal occupation of the TCL Nominees and any other person who may solicit proxies from stockholders of the Company on behalf of TCL ("Participants").

NAME               POSITION                             COMPANY(1)                    ADDRESS
----               --------                             -------                       -------

Li Dong Sheng      Chairman & President          TCL Holdings Co., Ltd.        No. 6 Er Ling Nan Lu,
                                                                               Huizhou, Guangdong,
                                                                               PRC


Yan Yong           Executive Director &     TCL International Holdings, Ltd.   13/F TCL Tower, 8
                   Chief Financial                                             Taichung Road, Tsuen
                   Officer                                                     Wan, N.T. Hong Kong


Jih-Ming Lin       Vice President                  Techlab Tech Inc.           19/F, No. 171,
                                                                               Sung-Teh Road,
                                                                               Taipei, Taiwan


Robert Lo          Vice General Manager           Robot Computer Inc.          45545 North Loop
                                                                               East, Fremont,
                                                                               California 94538


Chris Ching        Senior Investment        Technology Associates Management   1111 Jupiter Rd.,
                   Manager                              Company                Ste. 100B, Plano,
                                                                               Texas 75074

Chung-I Chiang     Senior Engineering             Silicon Motion Inc.          1040 E. Brokaw Rd.,
                   Director                                                    San Jose, California
                                                                               95131


Ren Jian           Chief Technology         TCL International Holdings, Ltd.   13/F TCL Tower, 8
                   Officer                                                     Taichung Road, Tsuen
                                                                               Wan, N.T. Hong Kong


Stacey Q. Sun      Vice General Manager        Shanghai Tianshi Networks       Building 28, 4th
                                                  Information Limited          Floor, 69 Guiqing
                                                                               Road, Shanghai
                                                                               200233, PRC

--------------------------
(1) The companies named in the table above, to the extent that the Participants are officers of such companies, are deemed to be associates of such Participants. The addresses of such associates are as given above.

        The following is a summary of all transactions in Company securities by the Participants over the last two years. Unless otherwise indicated, none of the Participants other than TCL has purchased or sold Common Stock or Series A Preferred Stock of the Company within the past two years.


                 AMOUNT OF
                 ---------
               COMMON STOCK
               ------------
  DATE OF      PURCHASED (P)
  -------      -------------
TRANSACTION(1) OR SOLD (S)
-------------- -----------
  8/3/1999        1400 (P)
 12/9/1999         200 (S)
 12/13/1999       1200 (S)
 2/25/2000        1000 (P)
 3/14/2000        1000 (S)

--------------------------
(1) The transactions described in the table above were effected by the wife of Mr. Yan Yong, who is deemed to be an associate of such Participant.

        Except as described in this Proxy Statement, none of the Participants nor any of their respective affiliates or associates (together, the "Participant Affiliates"), (i) directly or indirectly beneficially owns any securities of the Company or of any subsidiary of the Company or (ii) has had any relationship with the Company in any capacity other than as a stockholder. Furthermore, except as described in this Proxy Statement, no Participant or Participant Affiliate is either a party to any transaction or series of transactions since June 30, 1999, or has knowledge of any currently proposed transaction or series of transactions, (i) to which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which any Participant or Participant Affiliate had or will have, a direct or indirect material interest.

        Except as described in this Proxy Statement, no Participant or Participant Affiliates has entered into any agreement or understanding with any person respecting any (i) future employment by the Company or its affiliates or
(ii) any transactions to which the Company or any of its affiliates will or may be a party. Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliates within the past year with any person with respect to any capital stock of the Company.

                         COST AND METHOD OF SOLICITATION

        TCL will bear the cost of this solicitation. While no precise estimate of this cost can be made at the present time, TCL currently estimates that it will spend a total of approximately $_______ for its solicitation of proxies, including expenditures for attorneys, solicitors and advertising, printing, transportation and related expenses. As of May __, 2001, TCL has incurred proxy solicitation expenses of approximately $_______. TCL expects to seek reimbursement from the Company for its expenses in connection with this solicitation. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone or telecopy.

        TCL will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of-pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock. TCL will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services. TCL has retained the proxy solicitation firm of Georgeson Shareholder Communications Inc. ("Georgeson") at estimated fees of not more than $25,000 in the aggregate, plus reasonable out-of-pocket expenses, to participate in the solicitation of proxies and revocations. TCL also has agreed to indemnify Georgeson against certain liabilities and expenses. TCL estimates that approximately 20 employees of Georgeson will be involved in the solicitation of proxies on behalf of TCL.

                             ADDITIONAL INFORMATION

        Certain information regarding Common Stock and Series A Preferred Stock held by the Company's Directors, nominees, management and 5% stockholders is contained in the Company's Proxy Statement and is incorporated herein by reference. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of the Company must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting is also contained in the Company's Proxy Statement and is incorporated herein by reference.


        TCL did not prepare, and expresses no opinion as to the accuracy or completeness of, any information contained herein which is based on, or incorporated by reference to, the Company's Proxy Statement.



                             T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.

May __, 2001

================================================================================

                             YOUR VOTE IS IMPORTANT


1. Be sure to vote on the GOLD Proxy card. T.C.L. Industries Holdings (H.K.) Co., Ltd. urges you NOT sign any proxy card which is sent to you by the Company.


2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD Proxy "FOR" the TCL Nominees, "FOR" the TCL Amendments, "FOR" the approval of Larson Allen Weishair & Co., LLP (f/k/a Schiffman Hughes Brown) and "AGAINST" the adoption of the Restated Certificate.


3. If you have any questions or need assistance in voting your shares, please contact:


                                    GEORGESON
                                   SHAREHOLDER
                               COMMUNICATIONS INC.

                           17 State Street, 10th Floor
                               New York, NY 10004
                        Banks and Brokers: (212) 440-9800
                   stockholders Call Toll Free: (800) 223-2064

================================================================================

                                                                         Annex A


                     AMENDMENTS TO THE AMENDED AND RESTATED

                         BY-LAWS OF LOTUS PACIFIC, INC.



1. SECTION 3 OF ARTICLE III OF THE BY-LAWS SHALL BE DELETED IN ITS ENTIRETY AND A NEW SECTION 3 OF ARTICLE III SHALL BE ADDED AND READ AS FOLLOWS:

        Section 3. Election and Term. (a) Subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, the directors shall be divided into three classes, and designated as Class I, Class II and Class III. Class I directors shall be initially elected for a term expiring at the 2002 annual meeting of stockholders, Class II directors shall be initially elected for a term expiring at the 2003 annual meeting of stockholders and Class III directors shall be initially elected for a term expiring at the 2004 annual meeting of stockholders. Members of each class shall hold office until their successors shall have been duly elected and qualified. At each succeeding annual meeting of stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, and until their successors are elected and qualified. (b) Subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole board shall shorten the term of any incumbent director.

2. SECTION 12 OF ARTICLE III OF THE BY-LAWS SHALL BE DELETED IN ITS ENTIRETY AND A NEW SECTION 12 OF ARTICLE III SHALL BE ADDED AND READ AS FOLLOWS:

        Section 12. Removal of Directors. Subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the voting power of the then outstanding shares then entitled to vote thereon. For purposes of this Section 12, "cause" is defined as (i) willful misconduct in connection with the duties as a director or (ii) conviction of (a) a felony or (b) a misdemeanor involving moral turpitude.

3. SECTION 1 OF ARTICLE VIII OF THE BY-LAWS SHALL BE DELETED IN ITS ENTIRETY AND A NEW SECTION 1 OF ARTICLE VIII SHALL BE ADDED AND READ AS FOLLOWS:

        Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, and new By-Laws may be adopted by the stockholders or by the Board of Directors at any regular or special meeting or by unanimous written consent of the Board of Directors or by written consent of the holders of a majority of shares entitled to vote thereon. Notice of any alteration, amendment or repeal or the adoption of new By-Laws to be proposed at a meeting of stockholders or the Board of Directors shall be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be. All such amendments adopted at a meeting of stockholders or the Board of Directors shall be approved by the holders of a majority of shares entitled to vote thereon. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66-2/3% of the voting power of the then outstanding shares entitled to vote thereon shall be required to alter, amend, repeal or adopt any provision inconsistent with, Sections 3 and 12 of Article III and this
Section 1 of Article VIII.

                     PRELIMINARY COPY, SUBJECT TO COMPLETION

                               DATED MAY __, 2001


                               LOTUS PACIFIC, INC.

                               COMMON STOCK PROXY

                      THIS PROXY IS SOLICITED ON BEHALF OF

               T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD. ("TCL")

        The undersigned hereby appoints __________________ and __________________, and each of them, proxies for the undersigned with full power of substitution, to vote all shares of Common Stock and Series A Preferred Stock of Lotus Pacific, Inc. (the "Company") which the undersigned is entitled to vote at the Company's 2001 Annual Meeting of stockholders, and any postponements or adjournments thereof (the "Meeting"), hereby revoking all prior proxies, on the matters set forth below as follows:

--------------------------------------------------------------------------------
    THIS PROXY WILL BE VOTED AS SPECIFIED. IF A CHOICE IS NOT SPECIFIED, THE
       PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED BELOW, "FOR" THE TCL
               AMENDMENTS AND "AGAINST" THE RESTATED CERTIFICATE.
--------------------------------------------------------------------------------

[X]     Please mark your votes as in this example.

1.      Election of Directors                            Nominees:  Li Dong Sheng, Yan Yong, Jih-Ming Lin,
                                                                    Robert Lo, Chris Ching, Chung-I Chiang,
                                                                    and Ren Jian





        FOR all the nominees listed above                       WITHHOLD AUTHORITY to vote for all the nominees
                                                                listed above
               [ ]                                                         [ ]

        INSTRUCTION: To withhold authority to vote for any individual nominee or nominees, write that nominee's name in the space provided below.


        ----------------------------------------------------------------------


2.      To Act Upon a Series of Proposed Amendments to the Company's By-Laws


        (a)     Classify the Board of Directors into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year.

                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]

        (b)     Provide that directors may be removed only for cause (i.e., willful misconduct in connection with the duties as a director or conviction of (a) a felony or (b) a misdemeanor involving moral turpitude) by the approval of the holders of at least 66-2/3% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]




        (c)     Grant to the Board the exclusive power to fill vacancies created on the Board.

                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]


        (d)     Provide that the stockholder vote required to amend or repeal the foregoing provisions of the
                By-Laws or to adopt any provision inconsistent therewith, shall be 66-2/3% of then outstanding shares entitled to vote thereon.


                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]


3.      To Act Upon Proposed Amendments to the Company's Certificate of Incorporation

                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]

4.      Approve Appointment of Larson Allen Weishair & Co., LLP (formerly Schiffman Hughes Brown) as the Independent
        Auditors of the Company for the Fiscal Year Ending June 30, 2001.

                FOR           AGAINST        ABSTAIN
                [ ]             [ ]            [ ]

5.      In the discretion of the proxyholders, on any other matters that may properly come before the meeting.

        Please sign exactly as your name appears hereon. When shares are held by two or more persons, all of them should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by the authorized person.

        Date______________, 2001                                                ___________________________
                                                                                         (SIGNATURE)

                                                                                ___________________________
                                                                                (SIGNATURE IF HELD JOINTLY)


                   PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.